Exhibit 99.2

Evotec to Receive Approx. $100 Million as Part of Tubulis Acquisition

•	Evotec participated in 2022 Series B financing round of antibody drug conjugate developer

•	Transaction marks continued execution of Evotec’s portfolio monetization strategy

Hamburg, Germany, April 7, 2026 – Evotec SE (NASDAQ: EVO; Frankfurt Prime Standard: EVT) today announced that it is expected to receive approximately $100 million in upfront consideration upon closing of the sale of Tubulis GmbH to Gilead Sciences. Evotec is eligible to receive up to approximately $58 million in additional contingent consideration in line with its equity participation and subject to the achievement of specified milestones. Closing of the transaction is expected in the second quarter of 2026, subject to customary closing conditions. Further details of the transaction were announced today by Gilead Sciences and Tubulis.

Through its Evotec Ventures activities, Evotec holds a 3.14% equity stake in Tubulis. The company was an investor in Tubulis’ €60 million Series B financing round in May 2022, as well as a €128 million Series B2 round which closed in March 2024. Tubulis currently has two programs in clinical trials for high-need solid tumor indications.

The transaction represents the fourth successful monetization of assets from Evotec’s investment portfolio, reflecting the company’s disciplined approach to value realization.

Dr Christian Wojczewski, Chief Executive Officer of Evotec, said:

“This transaction marks an important milestone for Tubulis and its continued clinical progress. We are pleased to have supported the company in its development and wish the team continued success as it advances its clinical programs. Through our own work in antibody-drug conjugate discovery and development, we recognize the incredible potential that this modality possesses in delivering potentially superior cancer therapeutics.”

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision. Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling. With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility. Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability. With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology. Evotec’s global team of more than 4,800 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. Learn more at www.evotec.com and follow us on LinkedIn and X/Twitter @Evotec.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Relations and Media Contact

Dr. Sarah Fakih
EVP Head of Global Communications & Investor Relations
Sarah.Fakih@evotec.com